Exhibit 99.1

eHi Car Services Announces Second Quarter 2016 Results

Net revenues increased by 47.5% year-over-year

Gross profit margin increased to 28.2%

SHANGHAI, August 23, 2016 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•                  Net revenues increased by 47.5% year-over-year to RMB501.3 million (US$75.4 million1) for the second quarter of 2016, from RMB339.9 million for the second quarter of 2015.

	Three months ended June 30,		Year-Over-Year
(RMB ‘000)	2015	2016	Comparison
Car rentals	251,982	388,810	54.3%
Car services	87,889	112,529	28.0%
Total Net Revenues	339,871	501,339	47.5%

•                  Gross profit2 increased by 118.3% year-over-year to RMB141.5 million (US$21.3 million) for the second quarter of 2016, from RMB64.8 million for the second quarter of 2015. Gross profit margin2 increased significantly year-over-year to 28.2% for the second quarter of 2016, from 19.1% for the second quarter of 2015.

•                  Non-GAAP adjusted EBIT3 increased by 333.3% year-over-year to RMB60.3 million (US$9.1 million) for the second quarter of 2016, from RMB13.9 million for the second quarter of 2015. Non-GAAP adjusted EBIT margin3 increased to 12.0% for the second quarter of 2016, from 4.1% for the second quarter of 2015.

•                  Non-GAAP adjusted EBITDA4 increased by 73.0% year-over-year to RMB217.9 million (US$32.8 million) for the second quarter of 2016, from RMB126.0 million for the second quarter of 2015. Non-GAAP adjusted EBITDA margin4 increased to 43.5% for the second quarter of 2016, from 37.1% for the second quarter of 2015.

1  The Company’s business is conducted in China and substantially all of its revenues are denominated in Renminbi (RMB). However, this earnings announcement contains translations of RMB amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6459 to US$1.00, the effective noon buying rate as of June 30, 2016 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2  Gross profit is defined as net revenues less cost of net revenues (vehicle operating expenses).  Gross profit margin is defined as the percentage representing gross profit divided by net revenues.

3  Commencing with the second quarter of 2016, the Company has begun reporting adjusted EBIT as a non-GAAP financial measure. Non-GAAP adjusted EBIT is defined as net income before share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP adjusted EBIT margin is defined as the percentage representing Non-GAAP adjusted EBIT divided by net revenues.

4  Non-GAAP adjusted EBITDA is defined as net income before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP adjusted EBITDA margin is defined as the percentage representing Non-GAAP adjusted EBITDA divided by net revenues.

•                  Net income was RMB0.8 million (US$0.1 million) for the second quarter of 2016, compared with net income of RMB699.1 million for the second quarter of 2015 (including a net gain of RMB720.0 million related to sales of investment assets).

•                  Average available fleet size5 for car rentals increased by 55.2% year-over-year to 34,974 vehicles for the second quarter of 2016, from 22,532 vehicles for the second quarter of 2015. Average available fleet size for car services increased by 50.7% year-over-year to 2,476 vehicles for the second quarter of 2016, from 1,643 vehicles for the second quarter of 2015. Total average available fleet size increased by 54.9% year-over-year to 37,450 vehicles for the second quarter of 2016, from 24,175 vehicles for the second quarter of 2015. As of June 30, 2016, total period-end fleet size6 was 42,175 vehicles.

•                  RevPAC7 for car rentals increased to RMB124 for the second quarter of 2016, compared with RMB123 for the second quarter of 2015. RevPAC for car services decreased to RMB505 for the second quarter of 2016, from RMB588 for the second quarter of 2015, which was primarily attributable to an increase in economic vehicle models for car services. As a result, total fleet RevPAC decreased to RMB149 for the second quarter of 2016, from RMB155 for the second quarter of 2015.

•                  Fleet utilization rate8 for car rentals was 71.1% for the second quarter of 2016, compared with 71.7% for the second quarter of 2015.

Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer, said, “Our second quarter results were fueled by the strong execution of our growth strategy. Additionally, we are excited to launch in cooperation with Enterprise our new international car rental services targeting Chinese tourists traveling abroad. We believe we will build a solid foundation to capitalize on the significant travel demand from Chinese consumers, both domestically and internationally. We remain committed to our expansion strategy and growth initiatives and strengthening our leadership position in China’s car rentals and car services industry.”

Mr. Colin Sung, eHi’s Chief Financial Officer, said, “Our focus on improving operating efficiency and expanding margins continues to bear fruit. During the second quarter, we achieved a strong gross profit margin of 28.2% and a non-GAAP adjusted EBITDA margin of 43.5%, compared with 19.1% and 37.1%, respectively, in the second quarter of 2015. Commencing with this quarter, we are reporting non-GAAP adjusted EBIT, which increased to 12.0% from 4.1% in the prior year period. Since we diversified our funding channels with both equity and debt financings, we believe non-GAAP adjusted EBIT is a good measure of our operating results and margin improvement, and better reflects our commitment to ensuring long-term financial health. For the second half of 2016, we will continue to expand prudently while balancing growth and profitability through disciplined cost control measures.”

5  “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and/or car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that it may consider to dispose of when appropriate opportunities arise.

6 “Period-end fleet size” refers to the aggregate number of vehicles in the Company’s car rentals and car services fleets as of the last day of a given period which the Company holds legal title to and reflects in its balance sheet, including vehicles that are currently missing but have not been written off in accordance with its accounting policy. The period-end fleet size as of June 30, 2016 excluded 147 vehicles which the Company had written off from its balance sheet in accordance with its accounting policy.

7 “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

8 “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

Second Quarter 2016 Financial Results

Net revenues for the second quarter of 2016 were RMB501.3 million (US$75.4 million), up 47.5% year-over-year, attributable to increases in net revenues from both car rentals and car services.

Net revenues from car rentals for the second quarter of 2016 were RMB388.8 million (US$58.5 million), up 54.3% year-over-year, primarily driven by the growing average available fleet size for car rentals in response to customer demand.

Net revenues from car services for the second quarter of 2016 were RMB112.5 million (US$16.9 million), up 28.0% year-over-year, primarily driven by increased demand from existing and new customers for car services.

Cost of revenues (vehicle operating expenses) for the second quarter of 2016 was RMB359.8 million (US$54.1 million), up 30.8% year-over-year, primarily driven by increased depreciation and labor costs, and partially offset by savings in vehicle insurance expenses.

In the second quarter of 2016, 702 used vehicles were disposed of, and 423 used vehicles were under sales contracts pending title transfer. The Company recorded a loss of RMB0.7 million (US$0.1 million) in aggregate for these 1,125 vehicles. The loss was recognized as an adjustment to the vehicle-related depreciation expense as part of the cost of revenues.

Gross profit for the second quarter of 2016 was RMB141.5 million (US$21.3 million), up 118.3% year-over-year. Gross profit margin for the second quarter of 2016 was 28.2%, compared with 19.1% for the second quarter of 2015. Gross profit margin improvement was primarily due to certain cost controls in vehicle insurance and other vehicle operating expenses, in connection with enhanced economies of scale and operating efficiency.

Selling and marketing expenses for the second quarter of 2016 were RMB26.8 million (US$4.0 million), up 97.5% year-over-year, primarily due to increased channel marketing and promotion fees as the Company expanded branding and channel promotion activities in the second quarter of 2016.

General and administrative expenses for the second quarter of 2016 were RMB59.2 million (US$8.9 million), up 23.9% year-over-year, primarily due to increases in employee-related costs including salaries and welfare expenses as a result of increases in headcount.

Profit from operations for the second quarter of 2016 was RMB55.9 million (US$8.4 million), up 1,185.8% year-over-year.

Interest expense for the second quarter of 2016 was RMB56.5 million (US$8.5 million), up 89.4% year-over-year, primarily attributable to the interest expense associated with the Company’s senior unsecured notes of US$200 million due 2018.

Net income for the second quarter of 2016 was RMB0.8 million (US$0.1 million), compared with RMB669.1 million for the second quarter of 2015. Net income for the second quarter of 2015 included a net gain of RMB720.0 million related to sales of investment assets.

Non-GAAP adjusted EBIT for the second quarter of 2016 was RMB60.3 million (US$9.1 million), up 333.3% year-over-year. Non-GAAP adjusted EBIT margin for the second quarter of 2016 was 12.0%, compared with 4.1% for the second quarter of 2015.

Non-GAAP adjusted EBITDA for the second quarter of 2016 was RMB217.9 million (US$32.8 million), up 73.0% year-over-year. Non-GAAP adjusted EBITDA margin for the second quarter of 2016 was 43.5%, compared with 37.1% for the second quarter of 2015.

As of June 30, 2016, the Company’s cash, cash equivalents and restricted cash balance was RMB1.8 billion (US$264.3 million).

Outlook

The Company reiterates its full-year 2016 outlook previously announced on March 29, 2016. The Company estimates that net revenues for the full year of 2016 will increase approximately 50% from 2015, and total period-end fleet size will reach approximately 57,000 vehicles as of December 31, 2016. This outlook reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on August 23, 2016 (8:00 AM Beijing/Hong Kong time on August 24, 2016).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the “eHi Car Services call.”

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until August 30, 2016:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10091528

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBIT and adjusted EBITDA as non-GAAP financial measures. Adjusted EBIT represents net income or loss before share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. The Company’s management believes that adjusted EBIT and adjusted EBITDA facilitate a better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using these Non-GAAP financial measures excludes depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes, as applicable, that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; the expected growth of China’s car rentals and car services market; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-mail: ir@ehic.com.cn

The Piacente Group, Inc.

Mr. Don Markley

Tel: +1-212-481-2050

E-mail: ehi@thepiacentegroup.com

eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited

ASSETS

Current assets:
Cash and cash equivalents	2,610,088,382	1,549,605,922	233,167,204
Restricted cash	206,944,000	206,944,000	31,138,597
Accounts receivable, net	185,418,831	195,323,458	29,390,069
Prepayments and other current assets	379,344,970	496,567,366	74,717,851
Short term loans receivable	—	50,000,000	7,523,436
Assets held for sale	45,467,038	54,457,664	8,194,174
Total current assets	3,427,263,221	2,552,898,410	384,131,331

Property and equipment, net	4,096,617,720	4,468,617,695	672,387,140
Intangible assets	45,367,164	54,425,008	8,189,261
Vehicle purchase deposits	216,727,900	320,039,560	48,155,940
Other non-current assets	14,943,879	14,495,582	2,181,132
Total assets	7,800,919,884	7,410,476,255	1,115,044,804

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	785,898,613	132,798,757	19,982,058
Accrued expenses and other current liabilities	203,742,878	246,509,197	37,091,922
Income tax payable	89,220,792	667,734	100,473
Short-term debt	803,131,683	1,133,789,312	170,599,815
Total current liabilities	1,881,993,966	1,513,765,000	227,774,268

Long-term debt	1,969,452,640	1,922,886,601	289,334,266
Deferred tax liabilities, non-current	—	1,061,542	159,729
Other non-current liabilities	1,400,000	2,192,867	329,958
Total liabilities	3,852,846,606	3,439,906,010	517,598,221

Shareholders’ equity:
Common shares	867,001	869,562	130,842
Additional paid-in capital	4,433,439,156	4,446,222,013	669,017,291
Accumulated other comprehensive income	74,554,822	87,195,261	13,120,158
Accumulated deficits	(560,787,701)	(563,716,591)	(84,821,708)
Total shareholders’ equity	3,948,073,278	3,970,570,245	597,446,583
Total liabilities and shareholders’ equity	7,800,919,884	7,410,476,255	1,115,044,804

eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2015	2016	2016	2015	2016
	RMB	RMB	USD	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	251,981,712	388,809,641	58,503,685	478,370,321	752,787,039
Car services	87,888,937	112,528,898	16,932,078	157,008,213	209,061,955
Total net revenues	339,870,649	501,338,539	75,435,763	635,378,534	961,848,994

Cost of revenues	(275,047,104)	(359,821,105)	(54,141,818)	(514,849,655)	(690,596,794)
Gross profit	64,823,545	141,517,434	21,293,945	120,528,879	271,252,200

Selling and marketing expenses	(13,576,457)	(26,820,063)	(4,035,580)	(24,159,500)	(49,175,500)
General and administrative expenses	(47,773,962)	(59,203,554)	(8,908,282)	(81,791,640)	(116,220,013)
Other operating income	877,939	454,287	68,356	2,386,741	492,923
Total operating expenses	(60,472,480)	(85,569,330)	(12,875,506)	(103,564,399)	(164,902,590)
Profit from operations	4,351,065	55,948,104	8,418,439	16,964,480	106,349,610

Interest income	640,412	2,993,663	450,453	1,271,177	4,553,855
Interest expense	(29,802,150)	(56,453,714)	(8,494,518)	(55,975,391)	(112,592,807)
Gains from waiver of warrants	—	—	—	16,869,935	—
Gains from sale of cost method investment	803,059,728	—	—	803,059,728	—
Other income, net	6,370,604	827,606	124,529	6,299,770	1,531,871
Income (loss) before income taxes	784,619,659	3,315,659	498,903	788,489,699	(157,471)
Provision for income taxes	(85,535,202)	(2,503,203)	(376,654)	(85,845,216)	(2,771,419)
Net income (loss)	699,084,457	812,456	122,249	702,644,483	(2,928,890)

Net income (loss)	699,084,457	812,456	122,249	702,644,483	(2,928,890)
Changes in cumulative foreign currency translation adjustment, net of tax of nil	(2,868,498)	13,824,121	2,080,098	(144,584)	12,640,439
Comprehensive income	696,215,959	14,636,577	2,202,347	702,499,899	9,711,549

Weighted average number of common shares used in computing net income (loss) per share
Basic	119,217,341	137,119,334	137,119,334	116,643,839	137,015,192
Diluted	121,751,506	138,785,484	138,785,484	118,863,159	137,015,192

Net income (loss) per share attributable to common shareholders
Basic	5.86	0.01	0.00	6.02	(0.02)
Diluted	5.74	0.01	0.00	5.91	(0.02)

Earnings (loss) per ADS*
Basic	11.73	0.01	0.00	12.05	(0.04)
Diluted	11.48	0.01	0.00	11.82	(0.04)

* Each ADS represents two Class A common shares

eHi Car Services Limited

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2015	2016	2016	2015	2016
	RMB	RMB	USD	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Income (Loss)	699,084,457	812,456	122,249	702,644,483	(2,928,890)
Add (subtract):
Share-based compensation	3,199,526	3,546,972	533,708	6,166,574	7,156,396
Interest income	(640,412)	(2,993,663)	(450,453)	(1,271,177)	(4,553,855)
Interest expense	29,802,150	56,453,714	8,494,518	55,975,391	112,592,807
Provision for income taxes	85,535,202	2,503,203	376,654	85,845,216	2,771,419
Gains from waiver of warrants	—	—	—	(16,869,935)	—
Gains from sale of cost method investment	(803,059,728)	—	—	(803,059,728)	—
Adjusted EBIT	13,921,195	60,322,682	9,076,676	29,430,824	115,037,877
Depreciation and amortization	112,037,723	157,540,717	23,704,949	212,244,688	304,732,127
Adjusted EBITDA	125,958,918	217,863,399	32,781,625	241,675,512	419,770,004